Exhibit 97.1

Incentive Compensation Recovery Policy

I.	Purpose

The Board of Directors (the “Board”) of Atlantic Union Bankshares Corporation (the “Corporation”) believes that it is in the best interest of the Corporation and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Corporation’s “pay-for-performance” philosophy. The Board has therefore adopted this incentive compensation recovery policy (the “Policy”) which provides for the recovery of certain compensation in the event of an accounting restatement resulting from material non-compliance with any financial reporting requirement under federal securities laws.

II.	Administration and Disclosure

The Board shall have full authority to administer, modify, amend, supplement or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board (the “Committee”), in which case references herein to the Board shall be deemed references to the Committee.

In the event of any conflict or inconsistency between this Policy and any other policies, plans, or other materials of the Corporation, this Policy shall govern. However, to the extent another policy, plan or agreement calls for adjustment or recovery of Incentive-Based Compensation when this Policy would not require such adjustment or recovery, this Policy will not interfere with application of such other policy, plan or agreement.

This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be deemed to be automatically updated to incorporate any requirement of law or the U.S. Securities and Exchange Commission (“SEC”) or Exchange listing standard, rule or regulation applicable to the Corporation. No amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Corporation contemporaneously with such amendment or termination) cause the Corporation to violate any federal securities laws, SEC rule or Exchange rule.

The Corporation shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 promulgated under the Exchange Act) and any applicable Exchange listing standard.

III.	Applicability and Effective Date

This Policy is effective December 1, 2023, and restates any and all former compensation clawback or similar policies, and is applicable to all Incentive-Based Compensation Received by a Covered Person. This Policy shall be binding and enforceable against all Covered Persons and, to the extent required by applicable law or guidance from the SEC or the Exchange, their beneficiaries, heirs, executors, administrators or other legal representatives. Questions regarding this Policy should be directed to the Corporation’s Chief Human Resource Officer.

IV.	Definitions

For purposes of this Policy, the following definitions will apply:

“Applicable Period” means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement. “Applicable Period” also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following that completed three fiscal year period; provided, further, a transition period between the last day of the Corporation’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

“Covered Persons” mean the Corporation’s current and former Executive Officers and any other person who receives Excess Compensation.

“Excess Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measure, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Covered Person originally was based; and (ii) the Corporation must maintain documentation of the determination of the reasonable estimate and provide such documentation to the Exchange.

“Exchange” means any national securities exchange or national securities association upon which the Corporation has a class of securities listed.

“Executive Officer” means an individual who was or is an “officer” of the Corporation, as defined in Rule 16a-1(f) under the Exchange Act, during any portion of the performance period of the Incentive-Based Compensation.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measure that is derived wholly or in part (including “non-GAAP” financial measures) from such measures; provided, however, that any such measure need not be presented within the Corporation’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, liquidity measures, return measures (such as return on assets or return on tangible common equity), earnings measures, and efficiency ratio. Stock price and TSR also are Financial Reporting Measures.

“Incentive-Based Compensation” means any incentive-based compensation (whether in the form of cash or equity) granted, earned or vested, the amount of which was calculated based wholly or in part on the attainment of any Financial Reporting Measure; however, it does not include (i) base salary, (ii) discretionary cash bonuses, (iii) awards (either cash or equity) that are based on subjective, strategic or operational standards, or (iv) awards (either cash or equity) that vest or are paid solely on the passage of time.

“Received” Incentive-Based Compensation is deemed “Received” in any Corporation fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Restatement” means an accounting restatement of any of the Corporation’s financial statements due to the Corporation’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material noncompliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Corporation’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

V.	Recovery of Excess Compensation

If the Corporation is required to prepare a Restatement, the Board shall, unless the Committee determines it to be Impracticable, take reasonably prompt action to recover all Excess Compensation from (i) any Executive Officer, regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Restatement, and (ii) any Covered Person who is not an Executive Officer, who the Board determines was directly responsible for the Restatement. The Corporation’s obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Excess Compensation by requiring a Covered Person to repay such amount to the Corporation; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Person’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

VI.	No Indemnification

Notwithstanding the terms of any of the Corporation’s organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified against the loss of any Excess Compensation.

VII.	Impracticability

The Corporation must recover any Excess Compensation in accordance with this Policy unless the Committee after exercising a review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Exchange listing standard, the Committee determines that recovery of the Excess Compensation is impracticable because: (i) it has determined that the direct expense that the Corporation would pay to a third party to assist in enforcing this Policy and recovering the otherwise Excess Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Excess Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Excess Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Corporation’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder (in each instance, “Impracticable”). The Corporation must: (a) in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; and (b) in the case of clause (ii) of the preceding sentence, obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and provide that opinion to the Exchange.